SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 February 2021

This announcement contains inside information

Prudential plc - Update on leadership of Jackson

Prudential plc ("Prudential" or "the Group") today announces a new senior leadership team for its US business, Jackson Financial Inc ("Jackson"), ahead of Jackson's planned separation from the Group.

Laura Prieskorn, previously Jackson's Executive Vice President and Chief Operating Officer, has been appointed Chief Executive Officer (CEO). In 31 years at Jackson, Laura has held broad-ranging leadership roles. She was responsible for developing Jackson's industry-leading operating platform, which combines low cost with superior service for clients, advisers and distribution partners, and has been a member of its Executive, Investment and Product Committees. Marcia Wadsten, previously Senior Vice President and Chief Actuary, has been appointed Chief Financial Officer (CFO). Marcia has 29 years' experience at Jackson, and during her career at the company has played a key role in product design, pricing and risk management. Michael Falcon and Axel Andre have left their respective roles as CEO and CFO, and Jackson. All management changes are effective immediately.

These leadership team appointments are the outcome of a review of Jackson's management needs as a well capitalised, independent listed company seeking to create shareholder value, and follow the announcement last month of an intention to pursue a separation through a demerger, rather than a minority IPO. The review was conducted by Jackson's current owners, Prudential and Athene, which has an 11.1 per cent economic interest. Following the demerger, in line with shareholder expectations, Jackson will pursue a focused strategy which prioritises optimisation of costs, capital and cash, as well as franchise value. Jackson's new leadership team have the experience and skills to deliver successfully on these objectives.

Consistent with our announcement on 28 January 2021, the separation of Jackson from the Group is on track, with plans to proceed with a demerger in the second quarter of 2021.

Mike Wells, Group Chief Executive of Prudential, said: "In preparation for Jackson's debut as a public company, we are today appointing an experienced leadership team who combine operational excellence and deep knowledge of the US annuities market. Laura and Marcia have both played important roles in Jackson's development into one of America's leading annuity providers. They have the skills needed to deliver on the company's objectives and create value for shareholders. We thank Michael and Axel for their service and we wish them well."

Marc Rowan, Co-Founder and Senior Managing Director of Apollo Global Management Inc, Athene's strategic partner and largest shareholder, said: "We believe that Jackson will generate significant long-term value for shareholders, and we have been working closely with Prudential in reviewing the business' strategic priorities and management needs ahead of the planned spin-off. We look forward to working with Laura, Marcia and the team to help Jackson develop into a successful independent listed company."

Laura Prieskorn, incoming Jackson CEO, said: "It is a huge privilege to become CEO of an enterprise which I have helped to grow from a modest regional firm to what it is today, an admired leader in the American annuities market. Jackson has a clear sense of purpose, a focused strategy and some of the best people in the industry. The planned separation from Prudential is progressing well and we remain on track to become an independent public company by the end of the second quarter of the year. Following the spin-off, Jackson will prioritise optimisation of costs, capital and cash, as well as franchise value."

Steven A Kandarian, Jackson non-executive Chair, said: "I am looking forward to working closely with Laura and Marcia, who have the experience and expertise to develop Jackson into a successful, independent listed business focused on delivering great outcomes for all its stakeholders."

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to editors

Person responsible

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

About Laura Prieskorn
As Executive Vice President and Chief Operating Officer, Laura Prieskorn was responsible for leading Jackson's operations and technology teams as well as the business integration efforts directed at continuously supporting and improving the client, adviser and distribution partner experience. Laura joined Jackson in August of 1989, and during her career at the company has held a variety of senior roles, including membership of the Executive, Investment and Product Committees. She earned a bachelor's degree from Central Michigan University in business administration.

About Marcia Wadsten

Marcia joined Jackson in 1991 as an actuarial student. During her tenure, she gained responsibility for financial reporting and corporate actuarial projections and was promoted to vice president in 2010 before assuming the role of Senior Vice President and Chief Actuary in June 2016. Marcia holds a bachelor's of science in mathematics from Valparaiso University and a master's degree in applied mathematics from Purdue University. She is a
Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

About Jackson

Jackson is a leading provider of retirement products for industry professionals and their clients. The company and its affiliates offer variable, fixed and fixed index annuities designed for tax-efficient growth and distribution of retirement income for retail customers, as well as products for institutional investors. Jackson is a proud founding member and co-chair of the Alliance for Lifetime Income, a nonprofit 501(c)(6) organisation formed and supported by 24 of the nation's financial services organisations to create awareness and educate Americans about the importance of protected lifetime income. With $296.6 billion in IFRS assets*, the company prides itself on sound corporate risk management practices and strategic technology initiatives. Focused on thought leadership and education, Jackson provides industry insights and financial representative training on retirement planning and alternative investment strategies. The company is also dedicated to corporate philanthropy and supports nonprofits focused on strengthening families and creating economic opportunities in the communities where its employees live and work. For more information, visit www.jackson.com.

*Jackson has $296.6 billion in total IFRS assets and $265.7 billion in IFRS policy liabilities set aside to pay primarily future policyowner benefits (as of June 30, 2020).

Jackson is an indirect subsidiary of Prudential plc.

About Prudential plc

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Forward-Looking Statements

This announcement may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its and Jackson's future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's and Jackson's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the ability to complete a potential demerger of Jackson, or one of its related companies, or other strategic options in relation to Jackson, or one of its related companies. the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks. future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower-carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation and deflation and the performance of financial markets generally. global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment. the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally. given its designation as an Internationally Active Insurance Group ("IAIG"), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors. the impact of competition and fast-paced technological change. the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates. the physical impacts of climate change and global health crises on Prudential's business and operations. the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries. the impact of internal transformation projects and other strategic actions failing to meet their objectives. the effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events. disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners). any ongoing impact on Prudential of the demerger of M&G plc. the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. the impact of legal and regulatory actions, investigations and disputes. and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of its most recent Annual Report and annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of its subsequent Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and Half Year Financial Report are available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Cautionary Statements

This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 February 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary